UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2005

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-285-0261

(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter and year ended March 31, 2005. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 14, 2005, we announced our results of operations for the quarter ended March 31, 2005. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.

On April 14, 2005, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as exhibits 99.4 and 99.5.

In our press conference, we used a presentation entitled “Performance for the Fourth Quarter ended March 31, 2005,” which we have attached to this Form 6-K as exhibit 99.6. We have also made available to the public on our Web site, www.infosys.com, a fact sheet that provides details on the Company’s consolidated profit and loss account for the quarters and years ended March 31, 2005 and 2004, revenue by geographical segment, service offering, project type, and industry classification, information regarding our client concentration, employee information and metrics, infrastructure information, and consolidated IT services information. We have attached this fact sheet to this Form 6-K as exhibit 99.7.

Our officers held a question-and-answer session with analysts from CNBC India on April 14, 2005. The transcript of this question-and-answer session is attached to this Form 6-K as exhibit 99.8.

We placed advertisements in certain Indian newspapers concerning our financial for the quarter and year ended March 31, 2005, under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibit 99.9.

We have made available to the public on our Web site, www.infosys.com, the following: extracts from audited consolidated U.S. GAAP financial statements for the year ended March 31, 2005; U.S. GAAP unaudited consolidated statement of income for the quarter ended March 31, 2005; Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Financial Statements and Note to Accounts for the Quarter and Half Year Ended March 31, 2005; Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Financial Statements and Note to Accounts for the Year Ended March 31, 2005; Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Consolidated Financial Statements and Note to Accounts for the Quarter and Half Year Ended March 31, 2005; and Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Consolidated Financial Statements and Note to Accounts for the Year Ended March 31, 2005. We have attached these documents to this Form 6-K as exhibits 99.10, 99.11, 99.12, 99.13, 99.14 and 99.15, respectively.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: April 20, 2005

3

INDEX TO EXHIBITS

Exhibits

99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Transcript of April 14, 2005 10:45 a.m. IST Press Conference

99.4	Transcript of April 14, 2005 2:00 p.m. IST Earnings Call

99.5	Transcript of April 14, 2005 6:00 p.m. IST Earnings Call

99.6	Presentation: Performance for the Fourth Quarter ended March 31, 2005

99.7	Fact Sheet Regarding Registrant’s Consolidated Profit and Loss Account Summary for the Quarters and Years Ended March 31, 2005 and 2004; Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Information Regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; and Consolidated IT Services Information

99.8	Transcript of April 14, 2005 CNBC India Question-and-Answer Session with Company’s Officers

99.9	Form of Advertisement Placed in Indian Newspapers

99.10	Extracts from Audited Consolidated U.S. GAAP Financial Statements for the Year Ended March 31, 2005

99.11	U.S. GAAP Unaudited Consolidated Statements of Income for the Quarter Ended March 31, 2005

99.12	Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Financial Statements and Note to Accounts for the Quarter and Half Year Ended March 31, 2005

99.13	Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Financial Statements and Note to Accounts for the Year Ended March 31, 2005

99.14	Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Consolidated Financial Statements and Note to Accounts for the Quarter and Half Year Ended March 31, 2005

99.15	Auditors’ Report to the Members of Infosys Technologies Limited, Indian GAAP Consolidated Financial Statements and Note to Accounts for the Year Ended March 31, 2005

4